PROKOM
SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

date: 29 Nov 2003

pages:

This is a summary translation of the company statement communicated to the Polish Securities Commission according to the article 81.1.2. of the Law of Public Trading of Securities of the date of 21st of August of 1997 (Dz. U. – 1997 Nr 118.754; Nr 141.945, Dz. U. - 1998 Nr 107.669; Nr 88.554; Dz. U. – 2000 Nr 22.270, Nr 60.703, Nr 60.702, Nr 94.1037, Nr 114.1191, Nr 112.1315).

subject: **THE ANNEX TO SOFTBANK'S SHAREHOLDERS AGREEMENT**

The Management Board of Prokom Software SA informs, that:

On November 28th 2003, Prokom Software SA and Mr. Aleksander Lesz signed an annex to the shareholder agreement dated 24 October 2002 (Prokom Software SA communiqué RB/51/2002 dated on 25th October 2002). The annex extends the date of the expiration of Prokom's call option to purchase Softbank's shares still owned by Mr. Aleksander Lesz until the 6th of February 2004. Other terms and conditions of the agreement stay the same.

29 Nov 2003 Krzysztof Wilski
Vice President of the Management Board